March 13, 2018

VIA EDGAR

Erin E. Martin, Special Counsel
Office of Financial Services
 United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tiberius Acquisition Corporation
Registration Statement on Form S-1
Filed February 20, 2018, as amended
File No. 333-223098

Dear Ms. Martin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Tiberius Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Thursday, March 15, 2018, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 120 copies of the Preliminary Prospectus dated March 7, 2018 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CANTOR FITZGERALD AND CO.

By:	/s/ Shawn Matthews
Name:	Shawn Matthews
Title:	CEO